SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Natrol, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

638789107

(CUSIP Number)

Sanjay Pai

Plethico Pharmaceuticals Limited

1st Floor, Crimpage Corp.

Plot No. 57, Street No. 17

M.I.D.C., Andheri (E)

Mumbai, India 400 093

011-91-22-66988301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

December 27, 2007

December 28, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1.	NAMES OF REPORTING PERSONS: Plethico Pharmaceuticals Limited (“Plethico”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 100% of outstanding shares of Common Stock[1]
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER 100% of outstanding shares of Common Stock[1]
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% of outstanding shares of Common Stock[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON CO

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

[1]

As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to have beneficial ownership of all of the outstanding shares of Common Stock. Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger. Accordingly, inclusion of numbers of shares would not be meaningful.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS: M/S PLETHICO GLOBAL HOLDINGS B.V. (“HoldingCo”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 100% of outstanding shares of Common Stock[1]
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER 100% of outstanding shares of Common Stock[1]
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% of outstanding shares of Common Stock[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON HC

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS: Nutra Acquisition Company, Inc. (“MergerSub”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER None[2]
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None[2]
14.	TYPE OF REPORTING PERSON CO

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[2]

As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person merged with and into the Company, with the Company surviving, and in connection therewith, at the effective time of the Merger, all of the shares of Common Stock owned by the reporting person were automatically cancelled and retired and ceased to exist.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated November 18, 2007 (the “Schedule 13D”), and filed by Plethico Pharmaceuticals Limited, an Indian corporation (“Plethico”) with the Securities and Exchange Commission (the “SEC”) on November 28, 2007 with respect to the shares of common stock, $.01 par value per share, of Natrol, Inc. (“Natrol” or the “Company”; such shares, the “Common Stock”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

The responses to Item 2 of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end thereof:

(a)-(c). This Statement is being filed by (i) Plethico, (ii) M/s Plethico Global Holdings B.V. (“HoldingCo”), a Netherlands company and an affiliate of Plethico, and (iii) Nutra Acquisition Company, Inc. a Delaware company and wholly owned subsidiary of HoldingCo (“MergerSub” or “Purchaser”). Parent, HoldingCo and Purchaser are collectively referred to herein as the “Reporting Persons.”

The Purchaser was formed by Plethico in connection with the transactions described in Item 4, and to date has engaged in no activities other than those incident to its formation and to the transactions described in Item 4 below.

The address of the principal place of business and principal office of the HoldingCo is Hobbarmastraat 14, 1071 ZB, Amsterdam, The Netherlands. The address of the Purchaser is Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (Madhya Pradesh), India. The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d)-(e). During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, after reasonable inquiry, any of the individuals listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Purchaser or HoldingCo is set forth on Schedule A.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On December 27, 2007, following the expiration of the offering period of the Offer, Purchaser accepted for payment, and purchased, all of the approximately 13.1 million shares of Common Stock, representing approximately 92% of the outstanding shares of Common Stock, which had been validly tendered into the Offer. The number of tendered shares does not include 63,245 Shares to be delivered by guaranteed delivery procedures.

On December 27, 2007, Plethico assigned all of its interest in Purchaser to HoldingCo. As a result of such assignment, Purchaser became a wholly owned subsidiary of HoldingCo.

On December 28, 2007, Purchaser merged with and into the Company, with the Company surviving, by means of a short-form merger under Delaware law. As a result of the consummation of the Merger, HoldingCo directly owns 100% of the outstanding shares of Common Stock.

On December 28, 2007, Plethico issued a press release announcing the closing of the Merger, a copy of which is attached as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The responses to Item 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following paragraph at the end thereof:

(a) and (b). As a result of the consummation of the Merger, HoldingCo directly owns 100% of the outstanding shares of Common Stock. Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the shares of Common Stock that it beneficially owns.

Item 7.	Materials to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
4	Press Release issued by Plethico on December 28, 2007 (incorporated by reference to Schedule TO/A filed by Purchaser with the Securities and Exchange Commission on December 28, 2007).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2007

PLETHICO PHARMACEUTICALS LIMITED

By:	/s/ Sanjay Pai
Name:	Sanjay Pai
Title:	Chief Financial Officer

M/S PLETHICO GLOBAL HOLDINGS, B.V.

By:	/s/ Shashikant Patel
Name:	Shashikant Patel
Title:

NUTRA ACQUISITION COMPANY, INC.

By:	/s/ Manmohan A. Patel
Name:	Manmohan A. Patel
Title:	Secretary and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
4	Press Release issued by Plethico on December 28, 2007 (incorporated by reference to Schedule TO/A filed by Purchaser with the Securities and Exchange Commission on December 28, 2007).

SCHEDULE A

Set forth below is are the name and present principal occupation and employment of the director of HoldingCo. To HoldingCo’s knowledge, the director is a citizen of India, and the business address is c/o Plethico Pharmaceuticals Limited, Sabnam House (Ground Floor), Plot No.A 15/16 Central Cross Road B, M.I.D.C., Andheri (East), Mumbai – 400093.

Name	Principal Occupation or Employment
Mr. Shashikant Patel	Chairman and Managing Director of Plethico

Set forth below is a list of the directors and executive officers of MergerSub, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To MergerSub’s knowledge, all directors and officers listed below are citizens of India. Unless otherwise indicated below, the business address of each person is c/o Plethico Pharmaceuticals Limited, Sabnam House (Ground Floor), Plot No.A 15/16 Central Cross Road B, M.I.D.C., Andheri (East), Mumbai – 400093.

Name	Principal Occupation or Employment
Mr. Sanjay Pai	President & Chairman of the Board of Directors; Chief Finance Officer of Plethico

Dr. Manmohan A. Patel	Secretary and Treasurer; Physician